NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Acquest Securities, LLC (a Texas limited liability company) ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in Houston, Texas and is a private investment banking firm. Accordingly, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the SEC, and is a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation - The unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fixed Assets and Depreciation - Fixed assets are recorded at cost. Depreciation is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

At December 31, 2015, the Company's Fixed Assets consist of the following:

Artwork	$	34,007
Furniture, Fixtures and equipment		196,862
Leasehold Improvements		36,213
		267,082
Less accumulated depreciation		(267,082)
		-

In the current year management determined the net book value of fixed assets to be zero due to termination of previous leases and reconsideration of asset lives. Depreciation expense for the year ended December 31, 2015 was $4,783.

Revenue Recognition - Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Income Taxes - The Company's income, losses, and tax credits will be included in the income tax return of the Members. Accordingly, the Company does not record a provision for federal income taxes. The Company is subject to the Texas margin tax which is a state income tax. The Company did not owe any Texas margin tax at December 31, 2015.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company believes that all significant tax provisions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2012 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of operations.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through February 22, 2016, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2015.

On February 12, 2016 FINRA approved a change of ownership of the Company where Thomas Kellagher owns 33.34%, Charles Zabriskie owns 33.33%, and Sheldon Stoughton owns 33.33%.

NOTE B   MANAGEMENT AGREEMENT

The Company entered into a management agreement with Acquest Advisors, LLC (Advisors), a company related through common ownership, whereby Advisors will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

Advisors received an incremental allocation service fee of $7,985 per month for January through June of 2015 and $11,851 for July through December 2015. The allocation was adjusted in 2015 to reflect the change in overhead expenses of the Company.

NOTE C   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015 the Company had net capital of $269,017 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2015. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE D   CONCENTRATIONS AND CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk. At December 31, 2015 uninsured cash amounted to $21,797.

Generally, no collateral or other security is required to support accounts receivable. At December 31, 2015, management determined that no allowance for doubtful accounts was required.

100% of the revenue reported for the year ended December 31, 2015 was from one customer.